December 13, 2006
Mail Stop 4561
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549
Attention: Karen J. Garnett
                    Owen Pinkerton

Re:	Brookshire Raw Materials (U.S.) Trust Registration Statement on Form S-1 File No. 333-136879
Ladies and Gentlemen:
     On behalf of, and as counsel for, Brookshire Raw Materials Management, LLC, a Delaware limited liability company (the “Managing Owner”) and Brookshire Raw Materials (U.S.) Trust, a Delaware statutory trust (the “Trust” or “Registrant”), we hereby transmit for filing under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 2 (the “Amendment”) to the Trust’s Registration Statement on Form S-1 (the “Registration Statement”), including certain exhibits.
     This letter also responds to the October 27, 2006 letter that the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided with respect to the Registration Statement, as amended. The responses of the Registrant are set forth below.
     For your convenience, the Staff’s comments are reproduced below in bold type and are followed by the Managing Owner’s and the Registrant’s response. Where we have revised the disclosure in the Registration Statement in response to the Staff’s applicable comments, we have noted the applicable page number of the marked Prospectus on which such revisions appear. We have sent via overnight courier, 3 copies of this response, as well as 3 copies of Amendment No. 2 marked, to show changes to Amendment No. 1 to the Registration Statement filed on October 2, 2006, to Owen Pinkerton, Senior Counsel.
General.
1.	We note your response to prior comment 1; however, your arguments focus on the practical efficiencies of your structure rather than the status of each series as a separate issuer. Please provide a more detailed analysis of why the series do not meet the definition of “issuer” in Section 2(a)(4) of the Securities Act.
Response:
     We respectfully submit that each of the Funds of the Trust is not a “person” as defined in §2(a)(2) of the Securities Act and, thus, does not meet the definition of “issuer” in §2(a)(4) of the Securities Act. A series of a trust (as opposed to the trust itself) established pursuant to the Delaware Statutory Trust Act, is not a “person” as defined in §2(a)(2) of the Securities Act since a series of a trust is not an individual, a

Brookshire Raw Materials (U.S.) Trust
December 13, 2006

corporation, a partnership, an association, joint stock company, a trust, any unincorporated organization or a government or political subdivision thereof. Rather, a series creates beneficial owners or beneficial interests having “separate rights, powers and duties with respect to specified property or obligations of the statutory trust or profits and losses associated with specified property or obligations.” Delaware Statutory Trust Act §3806(b)(2). Therefore, even though a series of a trust is created to separate the assets and obligations of the trust (such as with respect to futures contracts), all property of each series is trust property. It is only by contractual rights through a governing instrument (e.g., a trust agreement), pursuant to §3804(a) of the Delaware Statutory Trust Act, that the assets of each series may be segregated from the assets of the trust generally and any series thereof. This prevents the debts, obligations and expenses of one series from being enforceable against the trust generally and the other series thereof. However, such assets are still deemed trust property and, therefore, regarded as one entity.
     If the Funds were required to register separately, that would result in the Trust, and not the Funds, filing five separate registration statements with the SEC since each of the Funds is not a separate legal entity (or “person” as defined in §2(a)(2) of the Securities Act (as discussed in the foregoing paragraph)) but rather each Fund represents contractual rights and obligations among the Trust, its trustee, the Managing Owner and the Limited Owners. Further, notwithstanding such separate registration, the assets of each Fund would still be trust property managed by one manager, the Managing Owner, and, therefore, regarded as one legal entity.
     As we have previously noted, following the effectiveness of the Registration Statement, the Funds will report under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Although the Funds will, collectively, file on the same appropriate form, as may be required, from time to time, by the Exchange Act, each Fund will report its financial information separately. For example, a balance sheet for each Fund will be presented, in accordance with GAAP, on each form 10-K. Again, we believe this structure of Exchange Act reporting to be consistent with similar vehicles.
     We respectively submit that no discernable purpose would be served by requiring separate registration for each of the Funds as:
•	each the Funds (i.e., each series) does not meet the definition of a “person” as such term is defined in §2(a)(2) of the Securities Act; and

•	each of the Funds have the same Managing Owner (accordingly, the there is one “issuer” for the purposes of §2(a)(4) of the Securities Act).
     Based on the foregoing, we respectfully submit that each of the Funds of the Trust is not a “person” as defined in §2(a)(2) of the Securities Act and, thus, each of the Funds does not meet the definition of “issuer” in §2(a)(4) of the Securities Act. Therefore, we believe, the Trust, and not the Funds, is the issuer of the Units, to be issued pursuant to a single registration statement on a Form S-1.

Brookshire Raw Materials (U.S.) Trust
December 13, 2006

2.	We have reviewed your response to prior comment 3. Your response indicates that an example of why subscriptions may be rejected would be in order to comply with anti-money laundering laws. This does not address our question of why the Managing Owner may reject subscriptions for “no reason.” It appears that this discretion could permit the Managing Owner to reject all subscriptions from all potential investors at any given time, effectively suspending the offering. Please tell us how suspension of the offering in this manner would be consistent with a continuous offering.
Response:
     We have revised the disclosure in the Prospectus to reflect examples in which the Managing Owner may reject subscriptions. Please see page 70 of the Prospectus.
Cover Page
3.	We note your response to prior comment 8; however, the text on the cover page remains dense and difficult to read. The cover page continues to contain information that is not required by Item 501 of Regulation S-K and is not key to an investment decision. The cover page also includes some repetitive disclosure. For example, much of the information found in the footnotes appears elsewhere on the cover page. Please further revise to limit the information on the cover page.
Response:
     We have revised the information on the cover page of the Prospectus in response to the Staff’s comment. Please see the cover page of the Prospectus.
4.	Please disclose the identity of the escrow agent on the cover page. We refer to Item 501(b)(8)(iii) of Regulation S-K.
Response:
     We have revised the information on the cover page of the Prospectus in response to the Staff’s comment and have disclosed the identity of the escrow agent on the cover page. Please see the cover page of the Prospectus.
Summary of the Prospectus
5.	We have reviewed your revisions in response to prior comment 12, and we reissue the comment. It does not appear that the summary section is any shorter or less detailed than in your initial filing. Please revise so that the summary section is a snapshot of the funds and the proposed offering.
Response:
     We have revised the information contained in the summary of the Prospectus in response to the Staff’s comment. Please see the summary of the Prospectus beginning on page 1 of the Prospectus.

Brookshire Raw Materials (U.S.) Trust
December 13, 2006

Selling Agents, Page 8
6.	We have reviewed your revisions in response to prior comment 17. It is not clear how the trailing commissions and subscription fees differ in that they both appear to be paid in connection with the sale of units to investors. Please provide additional disclosure regarding the services that are performed on an annual basis in return for the annual trailing commissions.
Response:
     We have revised the disclosure in the Prospectus to provide additional disclosure regarding the services that are to be performed by the Selling Agents on an annual basis in return for the annual trailing commissions. Please see pages 60 and 61 of the Prospectus.
Risk Factors, Page 18
7.	We have reviewed your response to prior comment 24, and we re-issue the comment. We are unable to locate risk factors that pertain to the underlying futures contracts that the funds will be purchasing. For example, please discuss the risks that are particular to investing in agricultural, metals and energy commodities. In addition, to the extent that you discuss the significant weighting of certain commodities such as crude oil and Brent crude oil, please discuss the substantial recent volatility of these contracts.
     Response:
     We have revised the disclosure in the Prospectus in response to the Staff’s comment and have given examples of the risks associated in investing in underlying futures contracts that each Fund will be purchasing as well as the recent volatility of certain oil commodities. Please see pages 16 and 17 of the Prospectus.
There may be a restrictive effect on the Funds due to speculative position limits, Page 21
8.	We have reviewed your response to prior comment 29. Please revise the risk factor to make clear that, if the maximum offering of each fund is sold, the Managing Owner may hit the position limits imposed by the exchanges. Please expand the risk factor to discuss how the funds would respond in such a situation. For example, if it would purchase forward contracts instead of futures contracts, please disclose the effect this would have on the fund’s liquidity, especially in light of its daily sales and redemptions.
Response:
     We have revised the disclosure in the Prospectus in response to the Staff’s comment. Please see pages 20 and 21 of the Prospectus.

Brookshire Raw Materials (U.S.) Trust
December 13, 2006

9.	We note your statement that “it is also possible, although unlikely, that all accounts traded through each Fund’s FCM could be aggregated for purposes of determining compliance with speculative position limits.” Please tell us why these accounts may be aggregated and why you believe that this outcome is unlikely.
Response:
     Per the Staff’s comment 8 above, we have revised the disclosure and this language has been deleted from the Prospectus.
Conflicts of interest exist in the structure and operation of the Trust . . ., Page 23
10.	Please revise this risk factor to discuss the fact that the Managing Owner is also operating a private fund that will take the same positions as the public Core Fund and the potential conflicts that may result from its management of both funds.
Response:
     We have revised the disclosure in the Prospectus in response to the Staff’s comment to further disclose potential conflicts of interest that may result from the Managing Owner’s management of each of the Funds, the Private Fund and the Private Account. Please see page 23 of the Prospectus.
The Trust or a specific Fund could terminate before you achieve . . ., Page 25
11.	We have reviewed your revisions in response to prior comment 34. Please explain in more detail, and quantify if possible, the level of losses that may make it “unreasonable or imprudent” for the funds to continue.
Response:
     As discussed in the Summary of the Trust Agreement on page 79 of the Prospectus, a Fund may dissolve, in the discretion of the Managing Owner, upon the determination of the Managing Owner that a Fund’s aggregate NAV in relation to the operating expenses of that Fund makes it unreasonable or imprudent to continue the business of such Fund. Further, pursuant to the Trust Agreement, the Managing Owner is not required to obtain an opinion of legal counsel or any other third party prior to determining to dissolve any Fund in the Trust. Therefore, we respectfully submit that to quantify the level of losses would limit the discretion of the Manager Owner to dissolve a Fund when it believes such action is appropriate. Such limitations could cause the Managing Owner to continue to operate a Fund when the Managing Owner would have otherwise discontinued a Fund or, alternatively, not allow the Managing Owner to continue to operate a Fund since it would be required to discontinue a Fund.
     Notwithstanding the foregoing, we revised disclosure in the Prospectus to indicate the events that may qualitatively dictate dissolution of a Fund. Such events that may make it unreasonable or imprudent for a Fund to continue, include but are not limited to, prolonged market disruptions causing the markets to become illiquid significantly decreasing the NAV of a Fund, or as a result of such market disruptions, settlement prices are continuously unavailable, limiting the Managing Owner’s ability to calculate the NAV of a Fund or its Units. Additionally, once the Funds commence trading, and on each rebalancing date, the Managing Owner will purchase futures contracts for each of the Funds, collectively, to reduce transaction trading fees. If the value of the Funds decrease to a level where the Funds are only buying a

Brookshire Raw Materials (U.S.) Trust
December 13, 2006

small number of contracts, the Funds trading costs may increase, possibly to a level making the purchase of such contracts prohibitively expensive, making it unreasonable or imprudent, in discretion of the Managing Owner, for the Funds to continue. Please see page 25 of the Prospectus.
Each Fund will have potential indemnification obligations, Page 26
12.	We have reviewed your revisions in response to prior comment 35, and we reissue the comment. The additional text that was added to the risk factor does not appear to address the question of the identity of “other contractors” retained by the Fund. Please revise accordingly.
Response:
     In response to the Staff’s comment, the phrase “other contractors” has been deleted from the Prospectus.
Breakeven Analysis, Page 31
13.	We have reviewed your response to prior comment 54. Please tell us why you believe it is appropriate to assume that the funds will generate interest income equivalent to the 180-day Treasury bond rate in light of the fact that the funds will offer redemptions on a daily basis. It is not clear that holding 180-day Treasuries would provide sufficient liquidity for your redemption program. Specifically address why you are not using an assumed interest rate for a shorter-term bond.
Response:
     As disclosed on pages 3 and 44 of the Prospectus, each of the Funds’ assets not required for the Commodities Portfolio will be invested in the Fixed Income Portfolio which will be comprised of treasury securities and other high credit quality short-term fixed income securities, as well as cash and cash equivalents.
     We believe that it is appropriate to assume that each of the Funds’ Fixed Income Portfolio will generate interest income at least equivalent to the 180-day treasury bond rate since the Managing Owner uses the 180-day treasury rate as its benchmark when selecting each of the Funds’ Fixed Income Portfolio, and the types of investments that will comprise the Fixed Income Portfolio will be 180-day treasury bonds and other fixed income securities that have similar interest rates to the 180-day treasury bond rate. These securities and investments would be purchased on a rolling basis each month so that maturities would occur monthly. If there was insufficient cash in a Fund to satisfy redemption requests of such Fund, then a portion of that Fund’s Fixed Income Portfolio’s investments would be sold to cover the remaining redemptions. Accordingly, we do not use an assumed interest rate for a shorter-term bond.
     As each of the Funds will offer daily subscriptions as well as redemptions, we expect that these inflows and outflows will usually offset one another. Net cash inflows are placed into the Fixed Income Portfolio from to time, resulting in a Fixed Income Portfolio with staggered maturities, therefore providing ongoing natural liquidity. Moreover, as each of the Funds are designed to be long-term investments and charge a (2%) redemption fee for redemptions within 90 days of investment, the Funds are not expected to experience “day trading” and/or frequent in/out purchases/redemptions.

Brookshire Raw Materials (U.S.) Trust
December 13, 2006

     For the foregoing reasons, the maturing fixed income securities together with the cash and cash equivalents, as described above, will provide sufficient liquidity to meet the usual fund requirements of each of the Funds, including redemptions.
Indices Performance Information, Page 42
14.	The graph on page 42 is difficult to read. Please provide tabular information regarding the performance of the indices. In addition, where you disclose largest peak-to-valley draw-downs please disclose the time period represented by each and whether any of the draw-downs are ongoing.
Response:
     We have revised the disclosure in the Prospectus in response to the Staff’s comment. Please see pages 42 and 43 of the Prospectus.
Legal Actions, Page 49
15.	We refer to your statement that you believe the Brookshire Entities “will prevail on the merits.” This is a legal conclusion that the registrant is not qualified to make. Please remove this statement or indicate that the statement is based on advice from litigation counsel, identifying counsel. If you choose the latter option, please also file a consent from counsel with respect to this statement.
Response:
     We have revised the disclosure in the Prospectus in response to the Staff’s comment by removing the phrase “will prevail on the merits.” Please see page 50 of the Prospectus.
Other Private Accounts and Pools, Page 51
16.	We note your response to prior comment 42 and the additional disclosure clarifying that the Managing Owner is serving as the CTA of the private account. In light of the additional disclosure, please restore the disclosure regarding performance of the private account or tell us why it is appropriate to exclude it from your prospectus.
Response:
     We believe it is appropriate to exclude the performance disclosure of the Private Account. The Private Account is significantly different from the Private Fund and each of the Funds, and disclosure of the Private Account’s performance would not be a fair or accurate comparison to that of the Private Fund and each of the Funds. One significant difference is that the Private Account uses significant leverage of 200% whereas four of five of the unit classes in the Private Fund and in the Trust will use no leverage, while the remaining class (the Accelerated Fund) will only use 50% leverage. In addition the Managing Owner does not act as the manager of the Private Account, but acts only as the CTA. In addition the Private Account does not have a fixed income portfolio. Whereas for the Private Fund and each of the

Brookshire Raw Materials (U.S.) Trust
December 13, 2006

Funds, the Managing Owner is both the manager and the operator these funds, and each has a fixed income portfolio which may provide a significant portion of their respective returns. As a result, the returns, costs and performance of the Private Account are not reasonably comparable to the returns, costs and performance of the Private Fund and the returns, costs and performance to be expected from each of the Funds.
17.	In your next amendment please provide the required performance data for the Private Fund which recently commenced operations.
Response:
     We have revised the disclosure in the Prospectus in response to the Staff’s comment. Please see page 53 of the Prospectus. We have also provided additional disclosures in connection with the Canadian Public Fund. Please see page 53 of the Prospectus.
Federal Income Tax Consequences
The Trust’s Tax Status, Page 85
18.	Please revise to disclose counsel’s opinion on the tax status of the trust. Currently, the disclosure addresses only the tax status of each fund.
Response:
     We have revised the disclosure in the Prospectus in response to the Staff’s comment. Please see pages 86 and 87 of the Prospectus.
Draft Legal Opinion
19.	We note that the draft opinion specifically references Amendment 1 to the registration statement. Please be aware that the opinion will need to be updated to reflect future amendments or will need to be re-filed with each amendment. This comment also applies to the draft tax opinion.
Response:
     We have updated the draft opinion to reference the Amendment. We have also updated the draft tax opinion to reference the Amendment. Please see Exhibits 5.1 and 8.1.
Draft Tax Opinion
20.	Refer to the second paragraph of the opinion and the reference to “Certificate.” Please provide a revised opinion to clarify that counsel relied only upon factual representations in the Certificate.

Brookshire Raw Materials (U.S.) Trust
December 13, 2006

Response:
     We have revised the second paragraph of the draft tax opinion to clarify that Buchanan Ingersoll & Rooney PC relied only upon factual representations in the Certificate. Please see Exhibit 8.1.
21.	The draft opinion is not consistent with the disclosure in your prospectus. Currently, the prospectus does not include an opinion on the tax status of the trust, but rather includes an opinion on the tax status of each individual fund. In addition, the disclosure in the prospectus does not address the likelihood that the Trust will be treated as a single partnership; rather, the prospectus states that it is possible the IRS could treat the trust as a single partnership. Please revise as appropriate to ensure consistency between the opinion and the prospectus.
Response:
     We have revised the disclosure in the Prospectus and the draft tax opinion as appropriate in response to the Staff’s comment that the draft tax opinion is not consistent with the disclosure in the Prospectus. Please see pages 86 and 87 of the Prospectus and Exhibit 8.1.
     If you have any questions regarding the foregoing responses or the enclosed Amendment or need additional information, please do not hesitate to contact me at (212) 440-4471 or John Leonti at (212) 440-4426.

Very truly yours,

/s/ Robert G. Frucht

Robert G. Frucht
of BUCHANAN INGERSOLL & ROONEY, P.C.

Enclosures

cc: John Marshall

Gary Sugar
NYC1_GENERAL-#349202-v9